Exhibit 99.1

Schedule I:

Transactions in Common Shares Effectuated Since the Filing of the Original Schedule 13D

The below reflects the transactions in Shares effected by Pani Corp. since the filing of the Original Schedule 13D filed with the Securities and Exchange Commission on October 16, 2026 by Pani Corp. (the “Original Schedule 13D”) by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 27, 2026. All transactions occurred in the open market.

Date	Number of Shares Purchased	Weighted Average Price Per Share	Price Range Per Share
			Low	High
October 23, 2026	79,858	$ 6.0925	$ 5.53	$ 6.52
October 23, 2026	3,545	$ 6.6738	$ 6.53	$ 7.52
October 23, 2026	325	$ 7.9831	$ 7.53	$ 8.52
October 23, 2026	7,340	$ 9.2527	$ 8.53	$ 9.52
October 23, 2026	7,562	$ 9.9084	$ 9.53	$ 10.52
October 23, 2026	31,370	$ 12.8777	$ 12.36	$ 13.36

The Reporting Persons undertake to provide, upon request of the staff of the SEC, full information regarding the number of Shares that were purchased at each separate price within the price ranges set forth in the table above.